UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to
§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Dynegy Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26817R108

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o Energy Capital Partners III, LLC

51 John F. Kennedy Parkway, Suite 200

Short Hills, NJ 07078

(973) 671-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817R108		13D

1	Names of Reporting Persons ECP ControlCo, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,291,152

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,291,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,291,152

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 26817R108		13D

1	Names of Reporting Persons Energy Capital Partners III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,291,152

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,291,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,291,152

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 26817R108		13D

1	Names of Reporting Persons Energy Capital Partners GP III, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,291,152

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,291,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,291,152

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person PN

CUSIP No. 26817R108		13D

1	Names of Reporting Persons Energy Capital Partners III, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,291,152

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,291,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,291,152

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person PN

CUSIP No. 26817R108		13D

1	Names of Reporting Persons Energy Capital Partners III-A, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,291,152

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,291,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,291,152

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person PN

CUSIP No. 26817R108		13D

1	Names of Reporting Persons Energy Capital Partners III-B (Terawatt IP), LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,291,152

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,291,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,291,152

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person PN

CUSIP No. 26817R108		13D

1	Names of Reporting Persons Energy Capital Partners III-C, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,291,152

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,291,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,291,152

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person PN

CUSIP No. 26817R108		13D

1	Names of Reporting Persons Terawatt Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,291,152

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,291,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,291,152

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 26817R108		13D

1	Names of Reporting Persons Terawatt Holdings, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,291,152

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,291,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,291,152

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person PN

CUSIP No. 26817R108	13D

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 17, 2017, as amended to date (the “Statement”), relating to the Common Stock (the “Common Stock”) of Dynegy, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On January 9, 2017, Terawatt Holdings sold 5,250,000 shares of Common Stock at a price of $11.79 per share in an open market transaction pursuant to Rule 144.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 144,276,314 shares of Common Stock outstanding as of December 6, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ECP ControlCo, LLC	14,291,152	9.9%	0	14,291,152	0	14,291,152
Energy Capital Partners III, LLC	14,291,152	9.9%	0	14,291,152	0	14,291,152
Energy Capital Partners GP III, LP	14,291,152	9.9%	0	14,291,152	0	14,291,152
Energy Capital Partners III, LP	14,291,152	9.9%	0	14,291,152	0	14,291,152
Energy Capital Partners III-A, LP	14,291,152	9.9%	0	14,291,152	0	14,291,152
Energy Capital Partners III-B (Terawatt IP), LP	14,291,152	9.9%	0	14,291,152	0	14,291,152
Energy Capital Partners III-C, LP	14,291,152	9.9%	0	14,291,152	0	14,291,152
Terawatt Holdings GP, LLC	14,291,152	9.9%	0	14,291,152	0	14,291,152
Terawatt Holdings, LP	14,291,152	9.9%	0	14,291,152	0	14,291,152

CUSIP No. 26817R108	13D

Terawatt Holdings is the record holder of 14,291,152 shares of Common Stock.

ECP ControlCo is the sole managing member of ECP GP, which is the general partner of ECP Fund GP, which is the general partner of each of the ECP Funds, which are the sole members of Terawatt GP, which is the general partner of Terawatt Holdings. Douglas Kimmelman, Thomas Lane, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio are the managing members of ECP ControlCo and share the power to vote and dispose of the securities beneficially owned by ECP ControlCo. As such, each of Terawatt GP, the ECP Funds, ECP Fund GP, ECP GP, ECP ControlCo and Messrs. Kimmelman, Lane, Singer, Labbat, Reeder and D’Argenio may be deemed to have or share beneficial ownership of the Common Stock held directly by Terawatt Holdings. Each such entity or individual disclaims any such beneficial ownership.

(c)                                  None.

(d)                                 None.

(e)                                  Not applicable.

CUSIP No. 26817R108	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:      January 11, 2018

ECP ControlCo, LLC

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III, LLC
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners GP III, LP
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

CUSIP No. 26817R108	13D

Energy Capital Partners III-A, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-B (Terawatt IP), LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-C, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Terawatt Holdings GP, LLC

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Secretary and General Counsel

Terawatt Holdings, LP
By: Terawatt Holdings GP, LLC, its general partner

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Secretary and General Counsel